

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

May 1, 2006

via U.S. mail and facsimile

Neil Wilkin, Jr.
Chief Executive Officer
Optical Cable Corporation
5290 Concourse Drive
Roanoke, Virginia 24019

> **RE:** **Optical Cable Corporation**
> **Form 10- K for the Fiscal Year Ended October 31, 2005**
> **Form 10-Q for the Fiscal Quarter Ended January 31, 2006**
> **File No. 0-27022**

Dear Mr. Wilkin:

We have reviewed your response letter dated April 21, 2006 and have the following additional comments.

General

1. Please provide, in writing, a statement from the company acknowledging the following:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please ensure the above is responded to by you, rather than by your outside counsel.

Form 10-K for the Fiscal Year Ended October 31, 2005

Note Receivable, page 25

2. We have read your response to prior comment 1 of our letter dated April 7, 2006. Please tell us and disclose, in future filings, the size of the Borrower, pursuant to paragraph 24.b of FIN 46 (R).

Form 10-Q for the Fiscal Quarter Ended January 31, 2006

General

3. We note your response to prior comment 2 of our letter dated April 7, 2006. You indicate that you met the probable criterion in paragraph 6.c of SFAS 112 on February 3, 2006. However, we note that the Form 8-K that discloses this event is dated January 28, 2006, even though it was not filed until February 22, 2006. Please provide us with a timeline of events leading up to the termination of your former senior vice president, including the specific events that occurred on January 28, 2006 that gave rise to your reporting obligation on Form 8-K, as well as your consideration of each of these events in determining that the liability was not probable until February 3, 2006. We also remind you of the requirement to file your Form 8-K within four business days after occurrence of the event.

* * *

As appropriate, respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, me at (202) 551-3255 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Nili Shah
Accounting Branch Chief